[LIPMAN TRANSACTION SOLUTIONS LOGO]

                                                                 Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:                                                       UNITED STATES:
Maya Lustig                                                   Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager                 KCSA Worldwide
Lipman Electronic Engineering Ltd.                            800 Second Ave.
11 Haamal Street, Park Afek                                   New York, NY 10017
Rosh Haayin 48092, Israel                                     (212) 896-1214/(212) 896-1209
972-3-902-8603                                                jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

          LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS FOURTH QUARTER AND
                        FULL YEAR 2004 FINANCIAL RESULTS

                                    - - - - -

              Record Revenues of $180.6 Million for full year 2004;

         Full year Net Income $30.7 Million, or $1.15 Per Diluted Share;

     Fourth Quarter Net Income of $9.7 Million, or $0.35 Per Diluted Share;

    Excluding Stock-Based Compensation, Fourth Quarter Non-GAAP Net Income of
                    $10.3 Million, or $0.38 Per Diluted Share

ROSH HAAYIN, ISRAEL, JANUARY 31, 2005 - Lipman Electronic Engineering Ltd.
(Nasdaq, TASE: LPMA), a leading provider of electronic payment systems, today announced financial results for the fourth quarter and full year ended December
31, 2004.

For the fourth quarter of 2004, revenues were $65.7 million, an increase of
78.1% compared to revenues of $36.9 million for the fourth quarter of 2003. Net income for the quarter was $9.7 million, or $0.35 per diluted share, compared to
$9.6 million, or $0.44 per diluted share, for the comparable period in 2003.
There were 27,381,643 diluted shares outstanding in the fourth quarter of 2004 compared to 21,728,532 diluted shares outstanding in the fourth quarter of 2003.
All share and per share data have been retroactively adjusted to reflect a two-for-one stock split effected on June 22, 2004.

Gross profit for the quarter was $26.6 million, or 40.6% of revenues, compared to $18.6 million, or 50.3% of revenues, for the fourth quarter of 2003. The decrease in gross margin during the fourth quarter was primarily the result of the Company's acquisition of Dione. During the fourth quarter Lipman was required to record a one time charge of $1.3 million to costs of goods sold that negatively affected the Company's gross margin to reflect the purchase price allocation of Dione's inventory. In addition, until Lipman is able to complete the integration of Dione's operations and manufacture Dione's products at
Lipman's manufacturing facilities, the gross margin on Dione's products will be lower than on Lipman's products.

LIPMAN REPORTS/2

During the fourth quarter of 2004, the Company had amortization expenses of
$804,000, compared to $52,000 of such expenses in the fourth quarter of 2003. In addition, operating expenses for the fourth quarter included approximately
$510,000 (equal to approximately $.02 per share) in legal expenses in connection with patent infringement claims brought against the Company, and most of the other major point of sale vendors serving the US market, by Verve, LLC and filed with the US International Trade Commission. Lipman believes that these claims are without merit and is aggressively defending its position on this matter.

Operating expenses for the three months ended December 31, 2004 also included
$636,000 of non-cash stock-based compensation expenses compared to $1.5 million of these expenses in the comparable period in the prior year. Excluding the effect of stock-based compensation, non-GAAP net income for the fourth quarter was $10.3 million, or $0.38 per diluted share.

As of December 31, 2004, the Company had cash and cash equivalents of $117.4 million compared to $166.6 million reported on September 30, 2004. The reduction in Lipman's cash balance during the fourth quarter of 2004 resulted from the net payment of approximately $65 million for all the outstanding shares of Dione.

For the twelve months ended December 31, 2004, revenues increased 53.4% to
$180.6 million from $117.7 million during 2003. Net income for 2004 was $30.7 million, or $1.15 per diluted share, compared to $29.4 million, or $1.38 per diluted share, in 2003. There were 26,680,326 diluted shares outstanding in the twelve months ended December 31, 2004 compared to 21,353,122 diluted shares outstanding in 2003.

Gross profit for the year was $81.5 million, or 45.1% of revenues, compared to
$59.3 million, or 50.4% of revenues, for 2003.

Operating expenses for the full year included $4.8 million of non-cash stock-based compensation expenses compared to $2.6 million of these expenses in
2003. For 2004, non-GAAP net income excluding the effects of stock-based compensation expenses was $35.5 million, or $1.33 per diluted share, compared to non-GAAP net income of $31.9 million, or $1.50 per diluted share, for 2003.

Commenting on the results, Isaac Angel, President and CEO of Lipman said, "Our financial performance for the fourth quarter and full year was extremely strong, as we achieved record revenues and profitability for the year, while generating cash from operations and further improving our competitive position within the global POS terminal market. Between 2000 and 2004, our revenues CAGR was approximately 32%, which is more than double the industry average. In addition to our solid top line performance, we effectively expanded our business and enhanced our competitive position".

LIPMAN REPORTS/3

"In addition to our operating success, 2004 was a significant year for Lipman strategically, as we achieved several of our key objectives which have left us well positioned for continued growth in 2005 and beyond. Our IPO in the United
States at the beginning of the year significantly improved our financial position and helped us establish the platform for growth upon which we built throughout 2004. Through the first nine months of the year, we achieved substantial organic growth, leveraging our strength in key geographic regions while successfully working to expand Lipman's presence within emerging markets such as Latin America, Spain, China and India."

 "In the fourth quarter, we effectively addressed another key element of our strategy, growth through acquisition, with the purchase of Dione. In addition to providing Lipman with new customer relationships, an expanded suite of offerings and a talented team of professionals, this acquisition has provided us with a significant presence in the UK market, which has long been one of our primary geographic targets."

He continued, "Throughout its history, Lipman has worked to remain on the cutting edge technologically, as we have always believed that our ability to out-perform the industry would be driven in part by the top quality advanced solutions that we bring to market. 2004 saw Lipman further extend its technological leadership over the competition, effectively anticipating and addressing market needs through the introduction of new innovative products such as the NURIT 8100 secure multifunction terminal. Our commitment to technological excellence was underscored this year through our obtaining of security certifications from important organizations including VisaPED, EMVco and
Interac, as well as the Market Leadership Award from Frost & Sullivan."

Mr. Angel concluded, "We believe that our wide ranging achievements and accomplishments in 2004, in addition to the strength and momentum with which we enter 2005, position Lipman to continue to capitalize on the many growth opportunities that lie ahead. We remain excited about what the future holds for the point of sale and electronic payment solutions markets and, more importantly, Lipman's ability to continue to grow as a leader within this space."

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN") solutions.
In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada and Latin America. For more information visit
www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

                               (Tables to follow)

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS

                                                                                    DECEMBER 31,        DECEMBER 31,
                                                                                            2004                2003
                                                                                     (Unaudited)         (Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                 117,396           57,465
Trade receivables, net                                                                     42,349           23.473
Other receivables and prepaid expenses                                                      7,835            5,114
Inventories                                                                                31,941           28,889
                                                                                           ------           ------

Total current assets                                                                      199,521          114,941

Long term marketable securities                                                             1,176            1,600
Property, plant and equipment, net                                                         11,971            6,966
Severance pay fund                                                                          2,674            2,196
Other long-term assets                                                                      2,054              123
Intangible assets, net                                                                     29,047            7,196
Goodwill                                                                                   52,370            1,150

TOTAL ASSETS                                                                              298,813          134,172

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans                                                      -              145
Trade payables                                                                             20,028           11,917
Other payables and accrued expenses                                                        26,339           11,517
                                                                                           ------           ------

Total current liabilities                                                                  46,367           23,579

Long-term bank loans                                                                            -            1,119
Other long term                                                                            13,873                -
liabilities                                                                                 3,810            3,083
Accrued severance pay

Total shareholders' equity                                                                234,763          106,391

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                298,813          134,172

LIPMAN ELECTRONIC ENGINEERING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                               THREE MONTHS                        YEAR ENDED
                                                            ENDED DECEMBER 31,                    DECEMBER 31,

                                                           2004             2003              2004             2003
                                                       (Unaudited)       (Unaudited)      (Unaudited)       (Unaudited)

Revenues                                                     65,668           36,858           180,553          117,667
Cost of revenues                                             39,030           18,306            99,012           58,374
                                                             ------           ------            ------           ------

Gross profit                                                 26,638           18,552            81,541           59,293

Operating expenses:

Research and development                                      3,095            1,193             7,829            4,770
Selling and marketing                                         7,202            4,687            20,665           16,317
General and administrative                                    2,647            1,743             9,946            6,122
Special legal expenses                                          510                -               610                -
Stock-based compensation                                        636            1,525             4,783            2,579
Amortization of intangible assets                               804               52               959              206
                                                                ---               --               ---              ---

Total operating expenses                                     14,894            9,200            44,792           29,994

Operating income                                             11,744            9,352            36,749           29,299
Financial income, net                                         1,741            1,324             3,099            3,627
Other income, net                                                55               72                62              189
                                                                 --               --                --              ---

Income before taxes on income                                13,540           10,748            39,910           33,115
Taxes on income                                               3,831            1,141             9,167            3,750
                                                              -----            -----             -----            -----

Net income                                                    9,709            9,607            30,743           29,365
                                                              =====            =====            ======           ======

Diluted earnings per share(*)                                  0.35             0.44              1.15             1.38

Number of shares for diluted earnings per
share(*)                                                 27,381,643       21,728,532        26,680,326       21,353,122

(*) All share and per share data have been retroactively adjusted for a two-for-one stock split effected on June 22, 2004.

    LIPMAN ELECTRONIC ENGINEERING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS

                                                                 THREE MONTHS ENDED            YEAR ENDED

                                                                     DECEMBER 31,              DECEMBER 31,
                                                                 2004          2003         2004        2003
                                                              (Unaudited)  (Unaudited) (Unaudited) (Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:

Net income for the period                                            9,709         9,607      30,743      29,365
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                                        1,271           464       2,376       1,351
Stock-based compensation related to options issued to                  636         1,525       4,783       2,579
employees and others
Increase in trade receivables and other receivables                (3,166)       (3,789)     (4,790)    (16,738)
Decrease (increase) in inventories                                   5,828       (9,991)         594     (8,626)
Increase (decrease) in trade payables &                            (2,006)         7,985       2,299      14,751
other liabilities
Increase in deferred Income                                          2,859             -       2,859           -
Tax benefit related to exercise of options                           1,587           440       1,865         792
Deferred income taxes, net                                         (1,139)         (235)     (1,779)       (391)
Other                                                                 (60)           131         199       (377)
                                                                      ----           ---         ---       -----

Net cash provided by operating activities                           15,519         6,137      39,149      22,706

CASH FLOW FROM INVESTING ACTIVITIES:

Acquisition of Dione's shares, net                                (64,896)             -    (64,896)           -
Purchase of property, plant and equipment                          (2,286)         (923)     (3,950)     (1,469)
Marketable securities and short-term                                     -             -           -       1,854
deposit
Other                                                                   55             -         120       (188)
                                                                        --             -         ---       -----
Net cash provided by (used in) investing activities               (67,127)         (923)    (68,726)         197

CASH FLOW FROM FINANCING ACTIVITIES:

Exercise of options granted to employees                             2,451         2,216       4,487       3,829
Issuance of shares, net                                                  -             -      91,347           -
Principal payments of long-term bank loans                               -          (32)     (1,235)       (128)
Dividend Paid                                                            -             -     (5,091)     (4,661)
                                                                         -             -     -------     -------
Net cash provided by (used in) financing activities                  2,451         2,184      89,508       (960)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (49,157)         7,398      59,931      21,943

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD           166,553        50,067      57,465      35,522

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                 117,396        57,465     117,396      57,465
                                                                   -------        ------     -------      ------